Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Year ended December 31,			Nine months ended September 30,
	2011	2012	2013	2014
	(in thousands)
Net loss	$(10,817)	$(11,742)	$(26,088)	$(26,918)
Fixed charges:
Interest expensed and capitalized	577	1,486	936	136
Amortization of debt issuance costs	—	15	19	8
Estimated interest within rental expense	29	30	31	21

Total fixed charges	606	1,531	986	165
Net loss plus fixed charges	$(10,211)	$(10,211)	$(25,102)	$(26,753)

Ratio of earnings to fixed charges(1)	N/A	N/A	N/A	N/A

(1)                   We did not record earnings for the periods indicated in the table above. Accordingly, our earnings were insufficient to cover fixed charges for such periods and we are unable to disclose a ratio of earnings to fixed charges or a ratio of earnings to combined fixed charges for such periods